FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of February, 2005

                          GRANITE MORTGAGES 04-3 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date:  April 26, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date:  April 26, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date:  April 26, 2005

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 04-3 PLC
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 February 2005 - 28 February 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.



Mortgage Loans

--------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                       289,964

Current Balance - Trust Mortgage Assets                          (GBP)26,285,417,468

Current Balance - Trust Cash and other Assets                    (GBP)1,454,132,021

Last Months Closing Trust Assets                                 (GBP)28,576,180,703

Funding share                                                    (GBP)19,529,504,753

Funding 2 share                                                  (GBP)4,370,694,254

Funding and Funding 2 share                                      (GBP)23,900,199,007

Funding and Funding 2 Share Percentage                                 86.16%

Seller Share*                                                    (GBP)3,839,350,482

Seller Share Percentage                                                13.84%

Minimum Seller Share (Amount)*                                   (GBP)1,613,817,088

Minimum Seller Share (% of Total)                                       5.82%

Excess Spread last quarter annualised (% of Total)                      0.53%
--------------------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports



Arrears Analysis of Non Repossessed Mortgage Loans


-------------------------------------------------------------------------------------------------------------------------
                          Number             Principal(GBP)        Arrears (GBP)             By Principal (%)

< 1 Month                285,147             25,844,942,985               0                         98.32%

> = 1 < 3 Months          3,928                370,023,266            2,869,553                     1.41%

> = 3 < 6 Months           744                 59,019,066             1,359,486                     0.22%

> = 6 < 9 Months           133                 10,674,426              467,967                      0.04%

> = 9 < 12 Months           12                  757,725                45,940                       0.00%

> = 12 Months               0                      0                      0                         0.00%

Total                    289,964             26,285,417,468          4,742,946                    100.00%
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Properties in Possession

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                          Number        Principal(GBP)         Arrears(GBP)

Total (since inception)    319           20,347,430             1,030,983
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                               106

Number Brought Forward                                                 67

Repossessed (Current Month)                                            39

Sold (since inception)                                                 213

Sold (current month)                                                   12

Sale Price / Last Loan Valuation                                      1.06

Average Time from Possession to Sale (days)                            135

Average Arrears at Sale                                           (GBP)2,938

Average Principal Loss (Since inception)*                           (GBP)98

Average Principal Loss (current month)**                             (GBP)0

MIG Claims Submitted                                                    6

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                     41
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

--------------------------------------------------------------------------------------------
                                              Number               Principal(GBP)

Substituted this period                          0                     (GBP)0

Substituted to date (since 26 March 2001)     562,237            (GBP)48,998,814,077
--------------------------------------------------------------------------------------------


CPR Analysis

------------------------------------------------------------------------------
                                                                    % of CPR

Current Month % of CPR - Removals*                                   71.50%

Previous Month % of CPR - Removals*                                  52.50%

Current Month % of CPR - Non-Removals**                              28.50%

Previous Month % of CPR - Non-Removals**                             47.50%
------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

------------------------------------------------------------------------------
                                              Monthly              Annualised

Current Month CPR Rate - Total                 5.36%                 48.38%

Previous Month CPR Rate - Total                3.46%                 34.48%
------------------------------------------------------------------------------



------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                          23.98

Weighted Average Remaining Term (by value) Years                      20.64

Average Loan Size                                                  (GBP)90,651

Weighted Average LTV (by value)                                      74.88%

Weighted Average Indexed LTV (by value)                              65.38%

Non Verified (by value)                                              39.12%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                              50.25%

Together (by balance)                                                23.07%

Capped (by balance)                                                   0.72%

Variable (by balance)                                                22.69%

Tracker (by balance)                                                  3.27%

Total                                                                100.0%
------------------------------------------------------------------------------


Geographic Analysis

-------------------------------------------------------------------------------------------------------------------------
                          Number            % of Total              Value(GBP)                 % of Total

East Anglia               5,728                1.98%               522,694,264                    1.99%

East Midlands             20,544               7.09%              1,675,256,506                   6.37%

Greater London            35,149              12.12%              5,204,748,028                   19.80%

North                     31,861              10.99%              1,904,535,459                   7.25%

North West                38,859              13.40%              2,837,747,231                   10.80%

Scotland                  35,479              12.24%              2,345,564,479                   8.92%

South East                42,908              14.80%              5,318,877,236                   20.24%

South West                18,623               6.42%              1,890,163,483                   7.19%

Wales                     11,923               4.11%               865,850,585                    3.29%

West Midlands             18,976               6.54%              1,627,416,088                   6.19%

Yorkshire                 29,914              10.32%              2,092,564,107                   7.96%

Total                    289,964               100%              26,285,417,468                    100%
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LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------------------------
                                              Number                Value(GBP)                   % of Total

0% < 25%                                      10,787               420,876,739                    1.60%

> = 25% < 50%                                 35,640              2,666,646,774                   10.14%

> = 50% < 55%                                 11,023              1,002,842,983                   3.82%

> = 55% < 60%                                 11,932              1,147,342,910                   4.36%

> = 60% < 65%                                 13,545              1,340,710,424                   5.10%

> = 65% < 70%                                 16,259              1,629,049,128                   6.20%

> = 70% < 75%                                 21,112              2,128,456,674                   8.10%

> = 75% < 80%                                 22,228              2,495,728,478                   9.49%

> = 80% < 85%                                 36,742              3,954,195,276                   15.04%

> = 85% < 90%                                 37,117              3,503,681,918                   13.33%

> = 90% < 95%                                 54,590              4,429,971,168                   16.85%

> = 95% < 100%                                18,619              1,542,677,443                   5.87%

> = 100%                                        370                23,237,553                     0.09%

Total                                         289,964            26,285,417,468                   100.0%
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Repayment Method

-------------------------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)                  % of Total

Endowment                                     24,257              1,835,087,446                   6.98%

Interest Only                                 46,876              6,740,918,907                   25.65%

Pension Policy                                  560                57,808,362                     0.22%

Personal Equity Plan                           1,091               81,918,662                     0.31%

Repayment                                     217,180            17,569,684,091                   66.84%

Total                                         289,964            26,285,417,468                  100.00%
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Employment Status

-------------------------------------------------------------------------------------------------------------------------
                                              Number               Value (GBP)                  % of Total

Full Time                                     253,170            21,639,668,632                   82.33%

Part Time                                      3,707               236,880,247                    0.90%

Retired                                         451                14,169,394                     0.05%

Self Employed                                 29,697              4,250,927,363                   16.17%

Other                                          2,939               143,771,831                    0.55%

Total                                         289,964            26,285,417,468                  100.00%
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------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                6.84%

Effective Date of Change                                     1 September 2004
------------------------------------------------------------------------------


Notes      Granite Mortgages 04-3 plc

-------------------------------------------------------------------------------------------------------------------------
                         Outstanding                 Rating            Reference Rate                 Margin
                                                Moodys/S&P/Fitch

Series 1

A1                      $600,034,693              Aaa/AAA/AAA              2.57%                       0.06%

A2                    (Euro)494,000,000           Aaa/AAA/AAA              2.25%                       0.07%

A3                      $1,248,100,000            Aaa/AAA/AAA              2.61%                       0.10%

B                        $59,200,000                Aa3/AA/AA              2.67%                       0.16%

M                        $31,400,000                 A2/A/A                2.78%                       0.27%

C                        $62,700,000              Baa2/BBB/BBB             3.10%                       0.59%

Series 2

A1                      $713,700,000              Aaa/AAA/AAA              2.65%                       0.14%

A2                   (Euro)800,150,000            Aaa/AAA/AAA              2.32%                       0.14%

B                     (Euro)74,400,000             Aa3/AA/AA               2.46%                       0.28%

M                     (Euro)57,900,000               A2/A/A                2.55%                       0.37%

C                     (Euro)139,050,000           Baa2/BBB/BBB             2.98%                       0.80%

Series 3

A1                     (GBP)411,250,000           Aaa/AAA/AAA              5.06%                       0.18%

A2                     (GBP)600,000,000           Aaa/AAA/AAA              5.515%               Fixed until 09/2011

B                      (GBP)54,350,000             Aa3/AA/AA               5.23%                       0.35%

M                      (GBP)42,250,000              A2/A/A                 5.33%                       0.45%

C                      (GBP)99,450,000            Baa2/BBB/BBB             5.76%                       0.88%
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Credit Enhancement

-------------------------------------------------------------------------------------------------------------------------
                                                                                                  % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                                (GBP)593,051,601                    15.66%

Class C Notes ((GBP) Equivalent)                                      (GBP)229,275,589                    6.05%

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-------------------------------------------------------------------------------------------------------------------------
                                                                                                   % of Funding Share

Class B and M Notes ((GBP) Equivalent)                                (GBP)593,051,601                    3.04%

Class C Notes ((GBP) Equivalent)                                      (GBP)229,275,589                    1.17%

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Granite Mortgages 04-3 Reserve Fund Requirement                       (GBP)48,000,000                     0.25%

Balance Brought Forward                                               (GBP)41,000,000                     0.21%

Drawings this Period                                                      (GBP)0                          0.00%

Excess Spread this Period                                             (GBP)6,307,048                      0.03%

Funding Reserve Fund Top-up this Period*                              (GBP)692,952                        0.00%

Current Balance                                                      (GBP)48,000,000                      0.25%
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                              (GBP)45,046,484                      0.23%

Funding Reserve %                                                          1.0%                             NA
-------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.



Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.